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Exhibit 12.1

THE TRAVELERS COMPANIES, INC. AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(for the year ended December 31, in millions, except ratios)	2007	2006	2005	2004	2003
Income from continuing operations before income taxes and minority interest	$6,216	$5,725	$2,671	$946	$2,229
Interest	346	324	286	236	167
Portion of rentals deemed to be interest	79	78	72	68	38

Income available for fixed charges	$6,641	$6,127	$3,029	$1,250	$2,434

Fixed charges:
Interest	$346	$324	$286	$236	$167
Portion of rentals deemed to be interest	79	78	72	68	38

Total fixed charges	425	402	358	304	205
Preferred stock dividend requirements	6	8	9	8	—

Total fixed charges and preferred stock dividend requirements	$431	$410	$367	$312	$205

Ratio of earnings to fixed charges	15.64	15.24	8.46	4.11	11.89

Ratio of earnings to combined fixed charges and preferred dividend requirements	15.41	14.96	8.25	4.01	11.89

        Data for 2007, 2006 and 2005 reflects results of the Company for the years ended December 31, 2007, 2006 and 2005. Data for the year ended December 31, 2004 reflects information for TPC for the period January 1, 2004 through March 31, 2004, and for the Company for the nine-month period from the merger date of April 1, 2004 through December 31, 2004. Data for 2003 reflects information for TPC only.

        The ratio of earnings to fixed charges is computed by dividing income available for fixed charges by the fixed charges. For purposes of this ratio, fixed charges consist of that portion of rentals deemed representative of the appropriate interest factor.

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  Exhibit 12.1